ATS Announces Closing Of Additional $200 Million Senior Notes Offering

12/19/2024

CAMBRIDGE, ON / CNW / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) confirmed today that it has successfully closed its previously announced private placement offering (the “Offering”) of C$200 million aggregate principal amount of 6.50% senior unsecured notes due August 21, 2032 (the “Notes”). The Notes have identical terms and will be fungible (following the expiry of the applicable statutory hold period) with, and are a part of a single series with, the $400 million aggregate principal amount of 6.50% senior unsecured notes due August 21, 2032 issued by the Company on August 21, 2024. As previously stated, the Company intends to use the net proceeds of the Offering to pay outstanding amounts owed under the revolving line of credit available under its senior syndicated credit facility.

The Offering was underwritten by a syndicate of underwriters, led by National Bank Financial Inc. and RBC Dominion Securities Inc., and included Scotia Capital Inc., TD Securities Inc., J.P. Morgan Securities Canada Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc., and UniCredit Capital Markets LLC.

The Notes were offered for sale in Canada on a private placement basis pursuant to certain prospectus exemptions. The Notes were not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and were offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and applicable state securities law and outside of the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS. Visit the Company's website at www.atsautomation.com.

Forward-looking Statements

This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the use of proceeds from the Offering of the Notes. Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, general market performance including market conditions and availability and cost of credit; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions; the future performance and results of the Company’s business and operations; and the ability of ATS to execute on its business objectives.

Forward-looking statements included herein are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com
SOURCE: ATS Corporation